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                            March 7, 2024

       Matthew Hinkle
       Chief Financial Officer of Sponsor
       Franklin Templeton Holdings Trust
       c/o Franklin Holdings, LLC
       One Franklin Parkway
       San Mateo, CA 94403-1906

                                                        Re: Franklin Templeton
Holdings Trust
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            Forms 10-Q for the
Quarterly Periods Ended June 30, 2023, September 30,
                                                            2023 and December
31, 2023
                                                            File No. 001-41435

       Dear Matthew Hinkle:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended March 31, 2023

       Business
       Description of the Trust
       Valuation of Gold and Computation of Net Asset Value, page 2

   1. Please address the following related to the determination of your net asset value
                                                        ("NAV") and, where
asked to revise disclosure, provide us proposed disclosure to be included in future
filings (including amendments of this filing):
                                                            In the second
sentence of the first paragraph you disclose that your administrator uses the LBMA Gold
Price PM to derive NAV yet in the last sentence of that paragraph you indicate
situations where your administrator uses the LBMA Gold Price AM or that neither the
PM or AM price may be used if your sponsor determines that such prices are
inappropriate. Revise your disclosure in the second sentence to not imply that only the LBMA
Gold Price PM is used to derive NAV.
 Matthew Hinkle
FirstName  LastNameMatthew    Hinkle
Franklin Templeton  Holdings Trust
Comapany
March      NameFranklin Templeton Holdings Trust
       7, 2024
March2 7, 2024 Page 2
Page
FirstName LastName
               Tell us whether your sponsor has ever determined that the LBMA Gold Price PM or
             AM was inappropriate and, if so, how frequently this determination was made and how NAV was determined on those days. Revise your disclosure to explain the circumstances under which your sponsor might determine the LMBA Gold Prices are inappropriate and what procedures would be undertaken to derive an appropriate price.
             Tell us what you mean by your administrator calculating NAV "at the earlier LBMA
             Gold Price PM of the day or 12:00 PM New York Time." Clarify for us whether your intent is to convey that the administrator calculates NAV at the earlier of when the
             LBMA Gold Price PM is published by the IBA or 12:00PM New York time.
         This comment also applies to your similar disclosure on page 17 and, to the extent appropriate, your disclosure in Note 2.2 beginning on page F-8. Management's Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Movements in the Price of Gold, page 19

2. We note that your discussion focuses on the price of gold based on the LBMA Gold Price
         PM in U.S. dollars per ounce of gold. As your stated investment object for the Franklin
         Responsibility Sourced Gold ETF (the "Fund') is for the price of the shares of the Fund's common units to reflect the performance of gold bullion less the Fund's expenses and as you provide a risk factor on page 11 that your common units may trade at a price at, above or below the NAV per share, please revise your disclosure in future filings to also discuss your historical performance in terms of NAV per share compared to the trading price of the Fund's common units. Otherwise, tell us where you provide this information and discussion.
Item 9A. Controls and Procedures
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 20

3. You disclose that your annual report does not include a report on the conclusion regarding the effectiveness of disclosure controls and procedures ("DCP") due to a transition period established by Commission rules for newly public companies. We note that you provided
         DCP conclusions in each of your Forms 10-Q for the quarterly periods ended June 30,
         2022, September 30, 2022 and December 31, 2022. We also note that paragraphs 4(c) of your certifications filed as Exhibits 31.1 and 31.2 indicate that you prepared the requisite evaluation of DCP and provided your conclusion in the filing. Finally, we note that
         Instruction 1 to Item 308 of Regulation S-K provides transition guidance for the evaluation of internal control over financial reporting but there is no similar instruction for
         DCP under Item 307. Please tell us whether you performed the required assessment of
         DCP as of March 31, 2023. If not, tell us why not. If so, address the following:
             Amend your filing, consistent with the guidance in Question 104.01 of the
              Compliance and Disclosure Interpretations ("CDI") for Securities Act Sections, to:
                o Disclose your conclusion on the effectiveness of DCP separately for each of the
                   Franklin Templeton Holding Trust (the "Trust"), as registrant, and the Fund; and
 Matthew Hinkle
Franklin Templeton Holdings Trust
March 7, 2024
Page 3
                 o Provide a statement that the certifications filed as Exhibits 31 and 32 are applicable to each of the Trust and the Fund.
                Amend your Forms 10-Q for the quarters ended June 30, 2023, September 30, 2023 and December 31, 2023 to provide separate conclusions for DCP and the statement about your certifications as stipulated in the preceding bullet.
                Tell us whether your failures to include your DCP conclusion in this filing, to conclude on DCP for each of the Trust and the Fund in your Forms 10-Q for fiscal
              2024, and to provide financial statements of the Trust, as registrant, in this filing and in the Forms 10-Q for fiscal 2024 (as indicated in the next comment) impacts your conclusion on the effectiveness of DCP for each relevant period. If it does not, provide us your analysis supporting your conclusion before amending your filings.
Index to Financial Statements, page F-1

4. You only provided audited financial statements for the Fund, as your single series. Please amend your filing to include audited financial statements (including an audit report)
         covering the Trust, as registrant. Refer to Question 104.01 of the Securities Act Sections
         CDIs. Similarly, amend your Forms 10-Q for the quarterly periods ended June 30, 2023,
         September 30, 2023 and December 31, 2023 to include financial statements for the registrant that meet the requirements of that form.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 with any questions.



FirstName LastNameMatthew Hinkle                                 Sincerely,
Comapany NameFranklin Templeton Holdings Trust
                                                                 Division of
Corporation Finance
March 7, 2024 Page 3                                             Office of
Crypto Assets
FirstName LastName